UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Anthony Pompliano
Chief Executive Officer
ProCap Financial, Inc.
ProCap BTC, LLC
600 Lexington Avenue, Floor 2
New York, NY 10022

Re: ProCap Financial, Inc.
Registration Statement on Form S-4
Filed September 18, 2025
File No. 333-2903653

Dear Anthony Pompliano:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2025 letter.

Registration Statement on Form S-4

Risk Factors
Pubco will be highly depend on the services of Anthony Pompliano, who will be our Chief Executive Officer, page 96

1. We note your disclosure that Pubco will be highly dependent on the services of Anthony Pompliano and that he will spend a substantial portion of his business time and attention on Pubco, but that he does not devote his full time and attention to Pubco. We also note your disclosure that Anthony Pompliano is the founder and Chief Executive Officer of Professional Capital Management. Please clarify how much of Anthony Pompliano's services will be provided through the Services Agreement with Professional Capital Management as opposed to his role as the Chief Executive

Officer of Pubco. Please also factor into the discussion the term of the Services Agreement and the scope of his non-compete agreement, which is limited to becoming a Control Person of a public company with a Bitcoin treasury strategy focus until the earlier of (i) eighteen months after Closing and (ii) six months after he ceases to be a Control Person of ProCap or Pubco. To the extent that there is a risk that there will be conflicts of interest given his various roles and the terms of negotiated agreements, please clearly identify them and discuss any material impacts to the company.

Information Related to ProCap
Media Products, page 249

2. We note your revised disclosure in response to prior comment 7 on pages 249 and 250 that you have entered into non-exclusive agreements to advertise certain Bitcoin-related products and services of third parties on your audio podcasts and video podcasts broadcasted on our YouTube channel and X account in exchange for fees. Please revise to disclose (i) the number of advertisers you have contracted with, (ii) the range of terms of these agreements and (iii) the aggregate revenues you have earned to date and expect to earn going forward pursuant to such current advertising services contracts. In addition, you state that the fee may be paid in a combination of fiat, Bitcoin, stablecoins or other crypto assets. Please revise to disclose whether you intend to hold such stablecoins or other crypto assets or whether you intend to exchange these for fiat currency or Bitcoin. In addition, please identify the stablecoins and other crypto assets you accept as payment for fees and whether any of your current customers have paid or intend to pay their fees using stablecoins or crypto assets, and, if so, please identify the crypto assets they have used or intend to use and how the crypto assets were valued or will be valued. Also you state that you launched your media products in September of 2025. Please revise your disclosure to identify (i) your podcasts and how they can be accessed, (ii) your YouTube Channel, (iii) your social media accounts and the platforms on which they are located and (iv) the name of your Substack Newsletter.

Index to Financial Statements, page F-1

3. We note the reference in Exhibit 23.1 to your audited financial statements of Columbus Circle Capital Corp I for the period from June 25, 2024 (inception) through December 31, 2024 and the audit report dated May 8, 2025. Please revise your next amendment to include these financial statements and audit report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Katherine Geddes